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Studly Brewing Company

Brewery

1296 S. Battlefield Blvd. Suite 108
Chesapeake, VA 23322
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Studly Brewing Company is seeking investment to finish buildout and open a new brewpub in Chesapeake, Virginia.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
OUR STORY

"If we won the lottery, I'm going to open up a brewery," Blake Edmunds would often tell his wife, Kristin, after one of his longer days in the office. Blake thought about that phrase often and wondered does it take winning the lottery to open a brewery? In January of 2020, Blake decided to find out how to turn his homebrew hobby into a career and began reading up on what it would take to pursue his dream. Next thing you know, Blake is in Montrose, Colorado during the summer of 2021 learning from a mentor and industry legend, Tom Hennessey, and his crew on how to successfully open his own 7-barrel brewpub serving craft pizzas and salads. Soon after that, Blake hung up his fifteen-year career in collegiate athletics and minor league baseball, packed up the family in Columbia, SC and moved back to his hometown of Chesapeake, VA to pursue opening Chesapeake's next brewery. Studly Brewing got its name from the self-given name that Blake's childhood friends gave each other, The Studly Club – a rag tag group of guys that attended Hickory High School and played Little League together. All of which are still very close friends till this day and many of whom still live in Chesapeake. Studly Brewing pays homage to those friendships and the bond sports gave them growing up. Along with Blake's experience working in sports, Studly Brewing will be a tasteful nod to America's pastime, baseball, and will have many similarities of a minor league team: a family-friendly, light-hearted fun time.

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THE TEAM
Blake Edmunds
Owner

15 Year Experience in Collegiate Sports Marketing and Fan Experience

2017-2021 - Assistant AD of Marketing and Fan Experience, University of South Carolina

2009-2017 - Intern to Assistant AD of Marketing, Wake Forest University

2010-2015 - Video and Sound Technician, Winston-Salem Dash (Single-A White Sox)

No stranger to success

2021 - Platinum Crushie Award, Best Typographic Logo - Craft Beer Marketing Awards

2018 - National Marketing Team of the Year - National Association of Collegiate Marketers of Athletics

2008 - National Mascot of the Year - National Cheerleaders Association

Brewing Experience

Homebrewer for six years

Colorado Boy Brewery Immersion Course Graduate - May 2021

Siebel Institute of Technology World Brewing Academy's Executive Overview of the Brewing Process Course Graduate - December 2021

Cicerone Level 1 Certified - April 2022

THE SPACE
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STUDLY BREWING VIRTUAL TOUR
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Take a guided tour of the brewery with owner/founder, Blake Edmunds.

THE AWARDS

The Craft Beer Marketing Awards announced the Studly logo won a Platinum Crushie Award in the Best Brand Identity - Logo Typography category!

https://craftbeermarketingawards.com/2022-winners/
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MAY 2021
Brewery Immersion Course Complete

Headed to Montrose, CO to learn the ins and outs of starting a 7BBL brewpub serving pizzas and salads. Learned from head brewer, Mike Thomas, and owner, Jenny McClellan, of Colorado Boy Brewery.

JULY 31, 2021
First Tank Purchased!

Picked up the very first tank, a 3.5BBL serving tank, from a kombucha company going out of business in Virginia Beach.

AUGUST 17, 2021
Attended International Pizza Expo

Gathered in-depth knowledge about the pizza business from the professionals while attending the International Pizza Expo in Las Vegas, NV.

AUGUST 24, 2021
Secured Serving Tanks

Flew to Quincy, IL to drive back seven 7BBL serving tanks. Six to be used in the cold room to serve beer and one transformed into the Hot Liquor Tank in the brewhouse.

SEPTEMBER 8, 2021
Attended Craft Brewers Conference

Learned from industry pros the latest in craft brewing and made connections with vendors and brewers from across the country.

OCTOBER 7, 2021
Brand Identity Created

Working with Second Sun Design, a logo and brand identity for Studly Brewing was created.

NOVEMBER 2021

Signed Lease

Signed the lease on a 3,625 square foot former restaurant property in Chesapeake, VA. Officially start the lease March 1, 2022 with three months free rent.

JANUARY 4, 2022
Fermenters, Pizza Oven, and more Secured

Traveled to Miami, FL to pick up three fermenters as well as our pizza oven, mixer, salad prep table, tables and chairs, kegs, and more!

JANUARY 11, 2022
Website is Live!

StudlyBrewing.com goes live!

MARCH, 4 2022
Architectural Plans Complete

Plans for the leasehold improvements complete and ready for city planner approval.

APRIL 6, 2022
Outside Signage Installed

Cardinal Sign installs front, back and marquee signs on the building.

APRIL 15, 2022
Building Permit Secured

City planner approved leasehold improvements and we're free to move forward with the buildout.

APRIL 20, 2022
TTB Brewer's Notice Secured

Our federal license to brew beer was approved by the TTB.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Finish Buildout (Plumbing/Electrical/Cold Room Addition) $51,800
Brewery Small Equipment (Transfer Hoses, Draft System, etc.) $14,000
Mainvest Compensation $4,200
Total $70,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,171,714 $1,288,885 $1,379,107 $1,448,062 $1,491,503
Cost of Goods Sold $227,276 $250,003 $267,503 $280,878 $289,304
Gross Profit $944,438 $1,038,882 $1,111,604 $1,167,184 $1,202,199

EXPENSES

Rent $68,875 $70,596 $72,360 $74,169 $76,023
Utilities $44,400 $45,510 $46,647 $47,813 $49,008
Salaries $468,685 $515,553 $551,641 $579,222 $596,598
Insurance $12,000 $12,300 $12,607 $12,922 $13,245
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $5,400 $5,535 $5,673 $5,814 $5,959
Credit Card Processing Fees $10,332 $10,590 $10,854 $11,125 $11,403
Pub Supplies $36,000 $36,900 $37,822 $38,767 $39,736
Donation/Charitable $6,000 $6,150 $6,303 $6,460 $6,621
General & Administrative Expenses $21,000 $21,525 $22,063 $22,614 $23,179
Brewery Excise Tax - Federal $1,274 $1,305 $1,337 $1,370 $1,404

Brewery Excise Tax - State $2,934 $3,007 $3,082 $3,159 $3,237

Operating Profit $261,538 $303,761 $334,912 $357,289 $369,165

This information is provided by Studly Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Studly Brewing Business Plan 5-4-22.pdf

Studly Brewing Brand Guidelines.pdf

Certifications and Certificates.pdf

Investment Round Status

Target Raise $70,000

Maximum Raise $200,000

Amount Invested $0

Investors 0

Investment Round Ends July 15th, 2022

Summary of Terms

Legal Business Name Studly Brewing Company, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2%-5.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

No operating history

Studly Brewing Company was established in September, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Studly Brewing Company's fundraising. However, Studly Brewing Company may require additional funds from alternate sources at a later date.

Other challenges

Studly Brewing Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Increased materials costs due to supply chain issues

Longer lead times on fabrication projects due to nation-wide staffing issues

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Studly Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Studly Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Studly Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Studly Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Studly Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Studly Brewing Company's management or vote on and/or influence any managerial decisions regarding Studly Brewing Company. Furthermore, if the founders or other key personnel of Studly Brewing Company were to leave Studly Brewing Company or become unable to work, Studly Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Studly Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Studly Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Studly Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Studly Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Studly Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Studly Brewing Company's financial performance or ability to continue to operate. In the event Studly Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Studly Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Studly Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Studly Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Studly Brewing Company will carry some insurance, Studly Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Studly Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Studly Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Studly Brewing Company's management will coincide: you both want Studly Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Studly Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Studly Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Studly Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Studly Brewing Company or management), which is responsible for monitoring Studly Brewing Company's compliance with the law. Studly Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Studly Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Studly Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Studly Brewing Company, and the revenue of Studly Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Studly Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Studly Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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